PMU News Release #08-08 TSX, AMEX Symbol PMU July 21, 2008

Pacific Rim Mining Announces Fiscal 2008 Year End Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the twelve months ended April 30, 2008. Details of the Company’s financial results are provided in its fiscal 2008 audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated. Pacific Rim will be holding its annual general meeting on August 25, 2008 in Vancouver, Canada.

Overview
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and with development and exploration assets in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the El Dorado gold project in El Salvador, which hosts a 1.4 million ounce high grade gold resource. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)
	Year ended April 30, 2008	Year ended April 30, 2007	Year ended April 30, 2006
Summarized Statement of Loss
Revenue	$7,680	$8,337	$8,024
Operating Costs	$5,571	$5,442	$4,410
Exploration expenditures	$11,399	$10,401	$6,237
Loss before discontinued operations	$(14,134)	$(10,417)	$(3,957)
Loss for the year	$(12,734)	$(9,417)	$(608)
Loss per share (basic and diluted)	$(0.11)	$(0.09)	$(0.01)
Summarized Statement of Cash Flows
Cash Flow (used for) operating activities	$(11,277)	$(8,199)	$(4,439)
Cash Flow provided by (used for) investing activities	$3,799	$6,861	$(10,948)
Cash Flow provided by financing activities	$6,916	$2,065	$16,708
Net increase (decrease) in cash	$(562)	$727	$1,321
Summarized Balance Sheet
Cash and cash equivalents	$1,922	$2,484	$1,757
Cash and cash equivalents, short term investments	$7,444	$11,498	$17,188
and inventories
Total assets	$18,270	$21,494	$25,320
Total liabilities	$6,109	$4,857	$2,665
Working Capital	$4,723	$9,273	$16,313
Share Structure
Weighted Average common shares outstanding (basic and diluted)	111,122,976	106,938,672	82,527,499

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Fiscal 2008 Technical and Corporate Developments
The Company’s technical and corporate activities for the twelve months ended April 30, 2008 include:

  On November 7, 2007 the Company and Kennecott Rawhide Mining Company, joint venture partners at the Denton-Rawhide residual leach gold operation in Nevada, amended their October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC, extending the closing date of the sale to on or before October 31, 2008. The extension was negotiated in order to provide additional time for the Rawhide joint venture partners to complete a key provision required for closing of the agreement.

  On January 17, 2008 the Company published an updated resource estimate for the El Dorado gold project in El Salvador that included first-time tabulation of resources for the Balsamo gold deposit. El Dorado is now estimated to contain a Measured and Indicated resource of 1.4 million gold equivalent ounces, with a further 0.3 million gold equivalent ounces in the Inferred category. Complete details of the January 2008 El Dorado resource estimate are included in the Company’s fiscal 2008 MD&A and in news release #08-01 on the Company’s website.

  The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates presented above would not be permitted in reports of U.S. Companies filed with the SEC.

  On January 23, 2008 the Company published the results of a trenching program at the Santa Rita gold project in El Salvador that demonstrated the width of the gold-bearing Trinidad vein to be significantly wider than previously believed, in many cases with high-grade gold results across the entire width of the vein.

  On February 29, 2008 the Company closed a Private Placement finance offering in which gross proceeds of CDN $7,046,550 were raised through the issuance of 6,711,000 units consisting of one share and one share purchase warrant. A finders’ fee of 7% commission and 7% agent warrants was paid to various parties representing certain placees of the financing.

Subsequent to the end of fiscal 2008, the following events occurred:

  In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. Completion of the feasibility study will provide the Company and its shareholders with a mine plan for El Dorado based on the updated resource estimate and current input and commodity prices. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

  In July 2008 the Company suspended drilling activity at its El Dorado project and commenced the lay off of El Salvador-based staff, having made the decision to reduce its El Salvador exploration and investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project. Details of this announcement were made in news release #08-07.

Results of Operations
For the fiscal year ended April 30, 2008, Pacific Rim recorded a loss of $(12.7) million or $(0.11) per share, compared to a loss of $(9.4) million or $(0.09) per share for the fiscal year ended April 30, 2007 and $(0.6) million or $(0.01) per share for the fiscal year ended April 30, 2006. The $3.3 million increase in net loss for fiscal 2008 compared to fiscal 2007 is primarily related to decreased revenues, increased mine operating costs, increased exploration expenditures, increased general and administrative costs, and increased income tax expense period over

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period. The substantial increase in net loss for fiscal 2007 compared to fiscal 2006 (a difference in net loss of $8.8 million) is a result of markedly increased exploration and general and administrative costs combined with lower recoveries from the Company’s investment in the Andacollo mine.

Revenue
Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $7.7 million in fiscal 2008, compared to $8.3 million in fiscal 2007 and $8.0 million in fiscal 2006. Revenue for fiscal 2008 was slightly lower than the 2007 and 2006 fiscal periods, in spite of significant improvements in the average realized gold price ($750 per ounce for fiscal 2008 compared to $644 per ounce for fiscal 2007 and $497 per ounce for fiscal 2006), due to declining gold production from the Denton-Rawhide mine (8,339 ounces of gold for fiscal 2008 compared to 11,768 ounces for fiscal 2007 and 15,117 ounces for fiscal 2006).

Cost of sales was $6.1 million in fiscal 2008 compared to $5.6 million in fiscal 2007 and $4.5 million in fiscal 2006. The consecutive annual increases between fiscal 2006 and fiscal 2008 are due to rising operating costs at the Denton-Rawhide mine ($5.6 million fiscal 2008 compared to $5.4 million in fiscal 2007 and $4.4 million for fiscal 2006) combined with increasing depreciation, depletion and amortization costs between fiscal 2006 (negligible), fiscal 2007 ($0.1 million) and fiscal 2008 ($0.5 million). The rising operating costs over the past 3 fiscal years reflect an increase in estimated closure costs between fiscal 2007 and fiscal 2008 and an increase in processing and administration expenses between fiscal 2006 and fiscal 2007.

As a result of the decrease in revenues over the past 3 fiscal periods and increases in mine operating costs and depreciation, depletion and amortization costs, mine operating income decreased from $3.5 million in fiscal 2006 to $2.8 million in fiscal 2007 and $1.6 million in fiscal 2008.

Expenses
Net non-operating expenses increased during fiscal 2008 to $14.6 million from $13.1 million for fiscal 2007 and $7.4 million for fiscal 2006.

Exploration expenditures increased substantially between fiscal 2006 ($6.3 million) and fiscal 2007 ($10.7 million) with a more moderate increase of $1.1 million between fiscal 2007 and fiscal 2008 ($11.8 million). The increase between fiscal 2007 and fiscal 2008 is primarily due to expenditures on the updated El Dorado resource calculation and increased expenditures related to community initiatives and public relations in El Salvador. During most of fiscal 2007, the Company was utilizing 4 drill rigs at El Dorado rather than the 2 rigs it used during fiscal 2006, which, along with increased expenditures on social and environmental initiatives, accounts for the substantial increase in exploration expenditures between those two periods.

Like exploration expenditures, general and administrative expenses increased between fiscal 2006 ($1.7 million), fiscal 2007 ($3.0 million) and fiscal 2008 (3.7 million). The rise in general and administrative expenses is primarily due to the overall higher level of business activity and higher regulatory and legal costs of complying with recently introduced United States and Canadian reporting and regulatory requirements.

The Company realized interest income of $0.4 million in fiscal 2008, compared to $0.6 million in fiscal 2007 and $0.3 million in fiscal 2006. Interest income was earned on cash and short term investments held in each fiscal year. The increase in interest income in fiscal 2008 and 2007 compared to fiscal 2006 reflects higher cash and short term investment balances as a result of equity financings the Company conducted in late fiscal 2006 and late fiscal 2008.

The Company booked an unrealized foreign exchange gain of $0.4 million during fiscal 2008 (compared to an unrealized foreign exchange loss of $0.09 million during fiscal 2007 and an unrealized foreign exchange gain of $0.3 million during fiscal 2006) primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

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The Company recognized a future income tax expense for $1.0 million in fiscal 2008 related to its investment in El Salvador for which there was no comparable amount in fiscal 2007 and 2006.

Unusual Items
During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine, compared to a recovery of $1.0 million in fiscal 2007 and $3.3 million in fiscal 2006. The recovery of this investment relates to staged payments on the sale of the Andacollo Mine during fiscal 2008, fiscal 2007 and fiscal 2006.

Liquidity and Capital Resources
Cash
During fiscal 2008 Pacific Rim’s cash and cash equivalents decreased by $0.6 million from $2.5 million at April 30, 2007 to $1.9 million at April 30, 2008. At Y/E2008, short term investments (consisting of short term, redeemable guaranteed investment certificates and bankers acceptances) were $4.2 million compared to $7.9 million at Y/E2007. Inventory, consisting of production inventory in process at the Denton-Rawhide mine and bullion inventory not yet sold, was $1.3 million at Y/E2008 and $1.1 million at Y/E2007. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $7.2 million at April 30, 2008 compared to $11.2 million at April 30, 2007, a decrease of $4.0 million. This decrease is primarily attributable to increased exploration expenditures at the Company’s El Dorado project and increased general and administrative expenses during fiscal 2008 compared to the previous fiscal year combined with decreased revenues from the Denton-Rawhide operation.

During fiscal 2008 the Company received cash flow from the following sources: $1.6 million from Denton-Rawhide operations, $1.4 million in proceeds related to the sale of Andacollo, $7.0 million from shares issued for cash (including net proceeds for shares issued in a private placement equity financing and shares issued upon the exercise of stock options and warrants), $0.4 million in interest income and $4.7 million in net redemptions of short term investments. Outlays of cash during the year included: $11.7 million in direct exploration expenditures, $2.6 million in direct general and administrative expenses and $1.4 million in the purchase of property, plant and equipment. The net of these cash inflows and outlays was a decrease in cash and cash equivalents of $0.6 million during fiscal 2008.

Working Capital
At April 30, 2008, the book value of Pacific Rim’s current assets stood at $7.7 million, compared to $11.8 million at April 30, 2007, a reduction of $4.1 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as outlined in Section 6 above. Property, plant and equipment increased marginally from $6.3 million at April 30, 2007 to $6.8 million at April 30, 2008 as a result of capital expansion projects at the Denton-Rawhide mine. Closure Fund balances increased from $3.4 million at Y/E2007 to $3.8 million at Y/E2008 reflecting interest earned on the balances held, and the impact of restating the balance effective May 1, 2007 to fair value instead of cost as required by new accounting standards. The Company’s total assets at Y/E2008 were $18.3 million compared to $21.5 million at Y/E2007.

At Y/E2008, Pacific Rim had current liabilities of $2.9 million compared to $2.5 million at Y/E2007. The $0.4 million year over year increase in current liabilities is primarily due to a $0.3 million increase in accounts payable, reflecting invoices received but not paid at April 30, 2008 ($2.3 million at Y/E2007 compared to $2.6 million at Y/E2008). At April 30, 2008 the Company had a future income tax liability of $1.0 million (compared to nil at April 30, 2007 and 2006) related to its investment in El Salvador. The Company’s long-term portion of accrued mine closure costs and related severance costs decreased from $2.2 million ($1.9 million and $0.3 million for closure costs and severance respectively) at April 30, 2007 to $2.1 million ($1.7 million and $0.4 million respectively) at April 30, 2008, primarily due to the timing of those expenditures, as $0.3 million of the closure cost obligation is scheduled to occur in the next year and therefore has been classified as a current liability, compared to

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$0.1 million classified as a current liability at April 30, 2007. Currently, Pacific Rim has no short- or long-term debt.

The $4.1 million decrease in current assets combined with the $0.4 million increase in current liabilities, resulted in a $4.6 million reduction in working capital from $9.3 million at the end of fiscal 2007 to $4.7 million at the end of fiscal 2008.

The Company will substantially reduce its El Salvador exploration programs in fiscal 2009, until such time as the El Dorado exploitation concession permit is received. The Company’s exploration plans for fiscal 2009 are:

  to complete work on the El Dorado project feasibility study, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study, expected to be completed by December 2008, was restarted subsequent to the end of fiscal 2008 after being halted in March 2007 in order to quantify the Balsamo deposit resources and include them in the study.
  to conduct a mapping and surface sampling program on the Company’s two Costa Rican properties and to launch a grassroots reconnaissance program in Guatemala to continue to advance the El Dorado, Santa Rita and Zamora-Cerro Colorado projects by mapping, surface sampling and trenching, maintaining the licences in good standing.

The Company anticipates that its fiscal 2009 exploration plans as outlined above will cost approximately $1.0 million and that general and administrative costs will decrease over fiscal 2008 expenditures due to anticipated staffing reductions. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2009. In order to undertake an expanded exploration program the Company may require additional financing during fiscal 2009. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Though the Denton-Rawhide operation is expected to contribute funds over the coming fiscal year that will be used for exploration or general and administrative expenses, the operation’s contributions to the Company’s cash available for exploration is decreasing annually and in fiscal 2009 it is not expected to contribute significant amounts to the Company’s available working capital. The Company anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits, if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes as expected in October 2008. Substantial additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

Pacific Rim, received $1.4 million during fiscal 2008 (compared to $1.0 million in fiscal 2007) in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine. All payments related to this sale have been received.

Production
Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2008 was 8,339 ounces of gold and 62,763 ounces of silver at a total cash production cost of $561 per ounce of gold produced (calculated as per industry standards and net of silver credits). During fiscal 2007 and fiscal 2006, Pacific Rim’s share of production

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was 11,768 ounces of gold and 108,246 ounces of silver at total cash production costs of $378 per ounce, and 15,117 ounces of gold and 135,085 ounces of silver at total cash production costs of $223 per ounce, respectively. Cash production costs for fiscal 2008 were $183 per ounce greater than in fiscal 2007 and $338 per ounce greater than in fiscal 2006. The increase in fiscal 2008 production costs relative to the previous two fiscal years is primarily due to decreasing production since the cessation of active mining at the operation, which provides fewer ounces over which to spread the operating costs.

Fiscal 2008 gold production from Denton-Rawhide was approximately 29% lower than in fiscal 2007 and 45% lower than in fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation that was further impacted during fiscal 2008 by the removal of the Merrill-Crowe circuit. In lieu of the Merrill-Crowe, expansion of the carbon circuit commenced during fiscal 2008 and remains in process. Replacing the Merrill-Crowe with an expanded carbon circuit is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of silver no longer recovered. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Outlook
Pacific Rim will curtail its exploration programs and expenditures in El Salvador in fiscal 2009, until such time as the Company receives the permit for the El Dorado exploitation concession. Without receipt of this permit, or final approval of its El Dorado EIS, which would strongly indicate the Government of El Salvador’s intention to grant the El Dorado exploitation concession, the Company does not intend to invest the millions of dollars in exploration in El Salvador, either on the El Dorado project or its grassroots Santa Rita or Zamora-Cerro Colorado projects, it has in previous years. The Company anticipates expending approximately $1.0 million on exploration during fiscal 2009, which will be spent on low cost mapping, sampling and trenching programs at El Dorado, Santa Rita and Zamora-Cerro Colorado, as well as initial exploration and prospecting on its new Costa Rican gold projects, and on limited community relations programs in the El Dorado and surrounding area. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities.

The Company will continue its extensive outreach efforts to federal and municipal government officials, church leaders, business leaders, and citizens during fiscal 2009. Pacific Rim’s history of supporting local inhabitants and building bridges with all stakeholders is well documented, is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it operates.

Should a negotiated resolution to the ongoing delays in obtaining the El Dorado exploitation concession, or other indications that a resolution may be forthcoming as described above not materialize in the near term, the Company intends to initiate legal proceedings under both CAFTA and El Salvadoran law to protect its rights regarding the future of the El Dorado project.

The Denton-Rawhide land sale agreement is expected to close during fiscal 2009, after which the Company intends to investigate methods by which it can monetize its long term royalty payment on the landfill operation proposed by the purchasers. Gold production at Denton-Rawhide is expected to continue at declining rates throughout fiscal 2009 as is typical of residual leach operations.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

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To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Cautionary Notes Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

Forward Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the

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mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to environmental regulation and liability; risks related to hedging activities; political and regulatory risks associated with mining and exploration; and other risks and uncertainties related to the Company’s prospects, properties and business strategy detailed elsewhere in this MD&A and in the Company’s Annual Information Form for the year ended April 30, 2008 (incorporated by reference into the Company’s Form 40F on file with the US Securities and Exchange Commission). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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